Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES NOTES BUYBACK

Tel Aviv, Israel, July 14, 2016, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to the Company’s announcement dated June 1, 2016 regarding the Board of Directors resolution to approve new notes' Buy-Back plan of the Company's series H (“The Notes”) which are traded on the Tel Aviv Stock Exchange ("TASE"), the repurchases of the following Notes was executed since the 1st of June, 2016 to the date herein:

Note	The acquiring corporation	Quantity purchased (Par value)	Weighted average price	Total amount paid(NIS)
Series H	Elbit Imaging Ltd.	26,594,519	93.66	24,907,215

The entire repurchased notes since the 12th of October, 2015, as the first Notes buyback plan announcement, to the date herein:

Note	The acquiring corporation	Quantity purchased (Par value)	Weighted average price	Total amount paid(NIS)
Series H	Elbit Imaging Ltd.	126,026,086	91.12	114,829,803

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048
Fax: +972-3-608-6050
ron@elbitimaging.com